Golenbock Eiseman Assor Bell & Peskoe
437 Madison Avenue - 40th Floor
New York, New York 10022
Telephone - 212-907-7349
Fax - 212-754-0330

July 16, 2007

Via EDGAR
United States Securities and Exchange Commission
Mail Stop #3561
100 F. Street, NE
Washington, DC 20549

Attention:	Max Webb, Esq.
Joshua Ravitz, Esq.

Re:	Equicap, Inc.
Amendment No. 2 Registration Statement on Form SB-2
Filed July16, 2007
File No. 333-142204

Dear Sirs:
We have filed with this letter Amendment No. 2 to the Registration Statement of Equicap, Inc. on Form SB-2, which reflects responses to the Staff comments made on Amendment No. 1, If you have any questions, please do not hesitate to call me at the numbers listed above.

As I mentioned, the company will have to commence paying penalties at the beginning of August 2007 if the registration statement is not declared effective by that date. Therefore, if possible, the company greatly would appreciate your efforts in meeting the deadline before penalties commence.

Summary, page 3

1.  Please define the private placement the first time you mention it as "the Offering" so that references to the Offering later in the prospectus, such as on pages 11, make sense

RESPONSE:

The summary section has been modified to add the defined term as suggested.

Market Overview, page 37

2.  We note your response to comment 3 from our letter of May 18, 2007. Please either file consents for the use of information from Modern Material Handling Magazine and from the China Association of Auto Manufactures or confirm that the information cited here is publicly available for free or for a nominal cost, quantifying any such nominal cost. Refer to Rule 436 of Regulation C.

Securities and Exchange Commission
July 16, 2007

RESPONSE:

Given the exigency of having to have the registration statement effective as soon as possible, the company has elected to remove the information based on material from Modern Material Handling Magazine. In addition, although a number of the statistics are from public and government sources, the marketing section of the business discussion has been further modified to eliminate some of the statistical information.

Selling Stockholders, page 54

3.  We note your response to comment 20 from our letter of May 18, 2007, but we reissue it, in part. Through footnote or otherwise, please identify which of the selling shareholders are the 11 selling stockholders who received shares in the Offering you mention in the second paragraph.

RESPONSE:

Each of the footnotes 1 -10 which are those relating to the selling stockholders that acquired common stock in the Offering completed in 2007, has been modified to add a sentence indicating that they obtained their shares in that offering.

Note 2: Summary of Significant Accounting Policies, Page F-7 Revenue Recognition

4.  Please tell us whether you have considered the indicators presented in EITF 99-19 in regards to determining that sales are reported on a gross basis. Address each of the indicators outlined in paragraph 3 and completely and clearly explain to us how you have determined that your current reporting as a principal is appropriate. Please also consider the various indicators for reporting as outlined in the EITF discussion. Notwithstanding the supplemental information requested, you should expand your revenue recognition policy to address the reporting and the reasons for recognizing revenues on a gross or net basis in your consolidated financial statements.

RESPONSE:

According to EITF 99-19, paragraph 3, these indicators show that the Company should use the gross method of revenue recognition.

1. The Company act as principal in the transaction as the Company is responsible for fulfillment and acceptability of the products purchased.

Securities and Exchange Commission
July 16, 2007

2. The Company takes title to its products before the products are ordered by its customers.

3. The Company has risk of inventory loss as title of the products is transferred to the Company; the Company is responsible for collection of sales and delivery of products.

4. The Company does not act as an agent or broker and is not compensated on a commission or fee basis.

Other indicators that support the use of the gross method of revenue recognition are as follows:

Per EITF 99-19, paragraph 9, the Company has latitude in establishing price; per paragraph 11, the Company has discretion in supplier selection; per paragraph 12, the Company is involved in the determination of product and service specifications; per paragraph 13, the Company has physical loss inventory risk; and per paragraph 14, the Company has credit risk.

The revenue recognition policy has been expanded to include the reasons for using the gross method of revenue recognition.

Note 4: Restatement of Consolidated Financial Statements, page F-17

5.  We note that your financial statements have been restated to correct for allowances for bad debts. Please explain the factors causing this correction and disclose the amount associated.

RESPONSE:

We have included the following in Note 4:

“The allowances for bad debts of $5,551 has been included to reflect a more conservative estimate of the amount of receivables management estimates will likely be uncollectible based on the age of receivable balances.”

Note 9: Conversion of Convertible Note of Equip, page F-21

6.  We note your revised discussion of this matter, including the impact on the consolidated financial statements. However, we believe you should expand the penultimate paragraph in the note to clearly state the reason the charge of approximately $900,000 is being reflected in the consolidated financial statements. In this regard, as an example, you should consider disclosure stating the following: "Upon conversion, a charge of approximately $900,000 was made to general and administrative expenses with a respective increase to additional paid-in-capital for the conversion into common shares at a 90% discount from the $1.42 / share received for the sale of common stock in the Share Exchange." Please revise accordingly.

Securities and Exchange Commission
July 16, 2007

RESPONSE:

We have updated Note 9 to include the following sentence:

“Upon conversion, a charge of approximately $900,000 was made to general and administrative expenses with a respective increase to additional paid-in capital for the conversion into common shares at a 90% discount from the $1.42 per share received for the sale of common stock in the Share Exchange.”

Note 10: Make Good Escrow Agreement, page F-21

7.  We note your response to comment 9 from our letter of March 18, 2007 and additional footnote 10 to the financial statements for the interim period ended March 31, 2007. Although you state and we concur that expense will be recognized on the release of shares to either the investors or former shareholders of USUNCO, we believe the return (or release) of shares back to the former shareholders of USUNCO provides different accounting treatment on the expense being based on the earn-out (i.e. performance based) criteria of the arrangement. Therefore, in describing the accounting treatment for shares returned to the former shareholders of USUNCO, we believe you should clarify the substance of this arrangement to the former shareholders being tantamount the a reverse stock split when their shares are placed into escrow followed by the grant of restricted stock awarded with its corresponding expense based on the market value of the common shares at the date the shares are released and returned to the former shareholders upon the satisfaction of the earn-out (i.e. performance based) criteria in the escrow arrangement.

8.  In light of the net loss generated to date, please also expand your disclosure to detail the potential impact the arrangement will have on the financial statements. Specifically describe the estimated expense associated with the potential release of 3,042,254 shares that may occur in current fiscal year end (2007) that will end shortly. In addition, your MD&A should discuss the potential impact on your consolidated financial statements for meeting or not meeting the performance measure for the subsequent year ended June 30, 2008. Please revise your disclosures accordingly.

RESPONSE:

We have revised Note 10 to describe the accounting treatment of the Make Good Escrow Agreement and have also disclosed the potential impact on the financial statements for fiscal years ended July 30, 2007 and 2008 in both Note 10 and in the MD&A.

Securities and Exchange Commission
July 16, 2007

Other

9.  Please include a currently dated, manually signed consent from the independent public accountant in the amended Form SB-2.

RESPONSE:

A currently dated and manually signed consent for the independent public accountant has been filed with this Amendment No. 2.

Thank you very much for your attention to the company’s registration statement. We very much appreciate your prompt and helpful comments. If you would like a courtesy precise black lined copy of the registration statement, please do not hesitate contacting me.

Sincerely,

/S/ Andrew D. Hudders
Andrew D. Hudders